The Real Brokerage Welcomes David Newman Partners

The top-producing team specializes in luxury sales in Phoenix, Scottsdale and beyond with a focus on getting top-dollar for sellers

TORONTO & NEW YORK - August 30, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that top-producing luxury agent David Newman along with his 12-member team have joined the company. With a proven track record of garnering top-dollar for sellers, Newman specializes in luxury sales across Phoenix, Scottsdale, Paradise Valley and Southeast Valley.

"We are excited to welcome David and his team to The Real Brokerage family as we continue to attract top producers to our agent-first platform," said Real President Sharran Srivatsaa. "David's dedication to maximizing marketing and optimizing value for sellers aligns with the Real platform and our mission to give our agents the tools they need to succeed by providing the best consumer experience possible."

With a passion for luxury home sales and more than 20 years of real estate experience, Newman joined forces with Walt Danley, one of the industry's most influential and successful luxury agents, in 2014. Since that time, Newman has consistently ranked as one of the top-producing agents in the state of Arizona and at several leading national brokerage firms. In 2022, his team closed nearly 500 transactions totaling nearly $300 million in sales.

Reflecting on his decision to join Real, Newman said, "Our search for a brokerage that prioritizes both its agents and technological innovation led us to The Real Brokerage. The synergy between Real's commitment to agents' long-term success and our dedication to exceptional client service was unmistakable. Real's technology-driven approach is unparalleled, allowing us to elevate our productivity and amplify the level of service we provide."

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 48 states, D.C., and four Canadian provinces with more than 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221